April 27, 2017

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Joshua Dilk

Re:	Renasant Corporation (CIK 0000715072)
Registration Statement on Form S-4 (File No. 333-216813)

Dear Mr. Dilk:

Renasant Corporation (the “Registrant”) hereby requests, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement. The Registrant requests that the Registration Statement become effective at 3:30 p.m., Eastern time, on April 28, 2017, or as soon as practicable thereafter.

If you have any questions or comments concerning the foregoing, please call the undersigned at (662) 680-1450. Thank you for your assistance.

Very truly yours, RENASANT CORPORATION

/s/ Kevin D. Chapman
Executive Vice President and Chief Financial Officer